                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              Purchasesoft, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    395793201
                                 (CUSIP Number)

         Larry E. Jeddeloh, TIS Acquisition and Management Group, Inc.,
                       200 South Sixth Street, Suite 450,
                          Minneapolis, Minnesota, 55402
                                 (612) 334-3050
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 13, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

CUSIP NO.  395793201           SCHEDULE 13D


--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          TIS Acquisition and Management Group
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
--------------------------------------------------------------------------------

                              7    SOLE VOTING POWER
       NUMBER OF                      0
        SHARES                --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER
       OWNED BY                       193,888
         EACH                 --------------------------------------------------
       REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON                        0
         WITH                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      193,888

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          193,888
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.4% (based on 8,154,761 shares outstanding on November 20, 1998)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

CUSIP NO.  395793201           SCHEDULE 13D


--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          TIS Group
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
--------------------------------------------------------------------------------

                              7    SOLE VOTING POWER
       NUMBER OF                      0
        SHARES                --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER
       OWNED BY                       1,014,504
         EACH                 --------------------------------------------------
       REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON                        0
         WITH                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      1,014,504

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,014,504
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.4% (based on 8,154,761 shares outstanding on November 20, 1998)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
          CO, IV
--------------------------------------------------------------------------------

CUSIP NO.  395793201           SCHEDULE 13D


--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Larry E. Jeddeloh
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
          PE, OO
--------------------------------------------------------------------------------

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

                              7    SOLE VOTING POWER
       NUMBER OF                      833
        SHARES                --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER
       OWNED BY                       1,014,504
         EACH                 --------------------------------------------------
       REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON                        833
         WITH                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                      1,014,504

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,015,337
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.5% (based on 8,154,761 shares outstanding on November 20, 1998)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
          IA
--------------------------------------------------------------------------------

     This Amendment No. 8 to the Schedule 13D of T.I.S Acquisition and Management Group ("TIS Acquisition"), TIS Group, Inc. ("TIS Group") and Larry E. Jeddeloh (collectively, the "Reporting Entities"), relates to the common stock, par value $0.01 per share, of Greentree Software, Inc. (the "Issuer"). The Reporting Entities are filing this Amendment No. 8 to update certain information contained in Amendment No. 7 to the initial filing.

Item 1.  Security and Issuer.
-------  --------------------

       No change; See Amendment No. 2 to the initial filing.

Item 2.  Identity and Background.
-------  ------------------------

       No change; See Amendment No. 6 to the initial filing.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

       Not applicable; See also Amendment No. 5 to the initial filing.

Item 4.  Purpose of Transaction.
-------  -----------------------

       Not applicable; See also Amendment No. 5 to the initial filing.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of November 20, 1998, there were 8,154,761 shares of Common Stock issued and outstanding.

          TIS Acquisition beneficially owns 193,888 shares of Common Stock, constituting 2.4% of the shares of Common Stock issued and outstanding. TIS Group, which owns a majority of the stock of and controls TIS Acquisition, has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and may be deemed the beneficial owner of such shares. In addition, TIS Group beneficially owns 1,014,504 shares of Common Stock, constituting 12.4% of the Shares of Common Stock issued and outstanding, for a clients' accounts managed by it. TIS Group has the right to vote and dispose of the shares of Common Stock held by TIS Group Managers and may be deemed the beneficial owner of such shares.

          Mr. Jeddeloh owns 833 shares of Common Stock, constituting less than 1.0% of the shares of Common Stock issued and outstanding. By virtue of his positions with TIS Acquisition and TIS Group, which owns a majority of the stock of and controls TIS Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and TIS Group, respectively, and may be deemed the beneficial owner of such shares.

          As a group, TIS Acquisition, TIS Group and Mr. Jeddeloh beneficially own 1,015,337 shares of Common Stock, constituting 12.5% of the shares of Common Stock issued and outstanding as of November 20, 1998.

     (b) TIS Acquisition, TIS Group and Mr. Jeddeloh share the power to vote and the power to dispose of 1,014,504 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 833 shares of Common Stock beneficially owed by him as set forth in Item 5(a) above.

     (c) Except for the transactions to which this Schedule 13D relates, neither of TIS Acquisition nor Mr. Jeddeloh has effected any transaction in the shares of Common Stock during the past sixty (60) days. Except for the transactions to which this Schedule 13D relates TIS Group has not purchased shares of Common Stock in the past 60 days and TIS Group or accounts managed by TIS Group have sold the following shares in the past 60 days:

                                                     Number of      Price
           Seller                Date                  Shares     Per Share
           ------                ----                  ------     ---------

           TIS Group             September 9, 1998        1,000      $4.4375
           TIS Growth Fund       September 30, 1998       3,000      $1.625
           TIS Growth Fund       September 30, 1998       2,000      $1.375
           TIS Growth Fund       September 30, 1998       1,000      $1.5625
           TIS Growth Fund       September 30, 1998       5,000      $1.625
           TIS Group             September 30, 1998       3,000      $1.375
           TIS Group             September 30, 1998         500      $1.46875
           TIS Group             October 22, 1998        10,000       $.9219
           TIS Group             December 30, 1998        5,000       $.9
           TIS Group             December 30, 1998        8,000       $.875
           TIS Group             December 31, 1998       16,500      $1.019
           TIS Growth Fund       December 31, 1998       43,500      $1.019
           TIS Group             December 31, 1998        1,000      $1.125
           TIS Group             January 13, 1999         1,000      $1.5

     (d)  No change; See Amendment No. 1 to the initial filing.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          No change; See Amendment No. 1 to the initial filing.

Item 7.   Materials to be Filed as Exhibits.
-------   ----------------------------------

          No change; See Amendment No. 1 to the initial filing.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999             TIS Acquisition and Management
                                          Group, Inc.



                                     By  /s/ Larry E. Jeddeloh
                                        ----------------------------------------
                                        Larry E. Jeddeloh
                                        President and Director


                                     TIS Group



                                     By  /s/ Larry E. Jeddeloh
                                        ----------------------------------------
                                        Larry E. Jeddeloh
                                        President, Managing Director and Chief
                                          Investment Officer


                                     Larry E. Jeddeloh



                                     By  /s/ Larry E. Jeddeloh
                                        ----------------------------------------
                                        Larry E. Jeddeloh, Individually